SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated May 20, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: May 21, 2014

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results

for the Second Quarter of Fiscal 2014

— Net Revenue Up 40.4% Year-Over-Year to $18.2 Million, Exceeding Guidance —

— Net Income Up 64.7% Year-Over-Year to $1.3 Million —

— Company Again Raises FY14 Net Revenue Guidance —

BEIJING — May 20, 2014 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced unaudited financial results for the second quarter of fiscal year 2014 ended March 31, 2014.

Second Quarter Fiscal 2014 Financial and Operational Highlights

•	Total course enrollments reached 493,000 in the second quarter of fiscal 2014, an increase of 27.7% from the second quarter of fiscal 2013.

•	Cash receipts from online course registration reached $24.6 million, a 59.9% increase over the second quarter of fiscal 2013.

•	Net revenue increased by 40.4% to $18.2 million from $13.0 million in the prior year period, exceeding the Company’s previous guidance range of $16.2 million to $16.9 million.

•	Gross profit increased by 41.1% to $8.6 million from $6.1 million in the prior year period. Gross margin increased slightly to 46.9%, as compared to 46.6% in the prior year period.

•	Operating income decreased by 26.6% to $518,000 from $706,000 in the prior year period.

•	Net income increased by 64.7% to $1.3 million from $790,000 in the prior year period.

•	Basic and diluted net income per American Depositary Share (“ADS”) was $0.038 each, representing a year-over-year increase of 65.2%, from basic and diluted net income per ADS of $0.023 each for the second quarter of fiscal 2013. Each ADS represents four ordinary shares.

•	Operating cash flow during the quarter was $36.9 million, which included $25.0 million of proceeds held temporarily for certain selling shareholders of a follow-on public offering.

•	Completed the follow-on public offering of an aggregate of 4,000,000 ADS by the Company and several selling shareholders at a price of $21.00 per ADS. The net proceeds to the Company, after deducting underwriting discounts and commissions, and listing expenses paid by the Company, was approximately $29.1 million.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “During our fiscal second quarter, we continued to build upon our operational momentum, and again delivered strong growth across our three core verticals: accounting, healthcare, and engineering and construction. As Internet penetration expands across China, we have seen unprecedented growth opportunities in the ongoing migration of education and learning from offline to online. We intend to leverage our leading position as a life-long comprehensive online education provider to grow the overall market and further gain market share as Internet-based and mobile delivery channels become more widely available and accepted as the preferred method of receiving education nationally.”

Ms. Ping Wei, Chief Financial Officer of CDEL, added, “We again delivered revenue growth that exceeded the top-end of our guidance range, reflecting continued strong demand for our high-quality course offerings. We continued to expand our selling and marketing initiatives in light of the rapid growth in the market for on-line education. We also generated solid operating cash flow in the quarter, and our balance sheet remains very strong, ensuring that we have the necessary capital to pursue the significant growth opportunities in front of us.”

Second Quarter Fiscal 2014 Financial Results

Net Revenue. Total net revenue increased by 40.4% to $18.2 million in the second quarter of fiscal 2014, from $13.0 million in the second quarter of fiscal 2013. This increase was primarily due to higher revenue in the accounting, healthcare, and engineering and construction (“E&C”) verticals. Net revenue from online education services, books and reference materials, and other sources contributed to 77.8%, 9.7% and 12.5%, respectively, of our total net revenue for the second quarter of fiscal 2014.

Online education services. Net revenue from online education services increased by 46.7% to $14.2 million in the second quarter of fiscal 2014, from $9.7 million in the prior year period, mainly due to higher revenue from accounting, healthcare and E&C courses.

Books and reference materials. Net revenue from books and reference materials increased by 26.0% to $1.8 million in the second quarter of fiscal 2014, from $1.4 million in the second quarter of fiscal 2013.

Others. Net revenue from other sources increased by 19.1% to $2.3 million in the second quarter of fiscal 2014, from $1.9 million in the second quarter of fiscal 2013. The increase was mainly due to higher revenue from our “Tax School” and healthcare professional training courses. This increase was partially offset by decreased revenue in business start-up training courses and other in-person training courses.

Cost of Sales. Cost of sales increased by 39.8% to $9.7 million in the second quarter of fiscal 2014, from $6.9 million in the second quarter of fiscal 2013. The increase in cost of sales was mainly due to increased lecture fees, salaries and related expenses, server lease fees and bandwidth costs, rental and related expenses, and other miscellaneous expenses.

Gross Profit. Gross profit increased by 41.1% to $8.6 million in the second quarter of fiscal 2014, from $6.1 million in the prior year period. Gross margin increased slightly to 46.9% in the second quarter of fiscal 2014, as compared to 46.6% in the second quarter of fiscal 2013.

Operating Expenses. Total operating expenses increased by 48.7% to $8.0 million in the second quarter of fiscal 2014, from $5.4 million in the prior year period. This increase was primarily due to higher marketing and promotional expenses, increased commissions to the Company’s distributors, and increased salaries and related expenses.

Selling expenses. Selling expenses increased by 64.8% to $5.7 million in the second quarter of fiscal 2014, from $3.5 million in the prior year period, primarily driven by increased commissions to the Company’s online distributors and an expansion of marketing and promotional activities.

General and administrative expenses. General and administrative expenses increased by 20.0% to $2.3 million in the second quarter of fiscal 2014 from $1.9 million in the prior year period, primarily driven by increased salaries and related expenses.

Income Tax Expense. Income tax expense increased by 45.7% to $325,000 in the second quarter of fiscal 2014, from $223,000 in the prior year period, primarily due to the increase in taxable income.

Net Income. Net income increased by 64.7% to $1.3 million in the second quarter of fiscal 2014 from $790,000 in the prior year period.

Operating Cash Flow. Net operating cash inflow increased to $36.9 million in the second quarter of fiscal 2014 from $7.0 million in the prior year period, primarily as a result of increased deferred revenue balance due to the increased cash receipts from online course registration and $25 million of net proceeds received on behalf of certain selling shareholders which was subsequently cleared in April 2014. Also contributing to the increase were net income generated in the second quarter of fiscal 2014, decreases in accounts receivable, prepayment and other current assets, and deferred costs. The increase in net operating cash inflow was partially offset by increases in inventories and other non-current assets, and decreases in accrued expenses and other liabilities, income tax payable and refundable fees.

Dividend bridge loan. In January 2014, the Company obtained a RMB100 million offshore bridge loan to finance its dividend distribution. The bridge loan has a term of 18 months and an interest rate of 2.4%. The Company provided RMB100 million of restricted cash in China as collateral. Such collateral currently generates 3% interest yield for the Company.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of March 31, 2014 increased to $140.8 million, as compared to $81.4 million as of December 31, 2013. Factors contributing to the increase included the net proceeds of $29.1 million from the follow-on public offering completed in March 2014, $25.0 million held on behalf of certain selling shareholders, $16.2 million of the dividend bridge loan obtained in the quarter, and a robust cash flow generated from operating activities of $11.9 million in the quarter, all of which were partially offset by the dividend distribution of $20.3 million in the quarter.

Outlook

For the third quarter of fiscal 2014, the Company expects to generate total net revenue in the range of $23.2 to $24.1 million, representing a year-over-year growth of approximately 27% to 32%.

For the 2014 fiscal year, the Company is raising its guidance for total net revenue to the range of $90.6 to $94.2 million, representing a year-over-year growth of approximately 27% to 32%. The Company’s prior fiscal 2014 full-year total net revenue guidance range was $88.5 to $92.7 million.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will host a conference call at 8:00 a.m. Eastern Time on May 21, 2014 to discuss its second quarter fiscal 2014 financial results and recent developments. The conference call may be accessed by calling 1-855-298-3404 (US), 1-631-5142-526 (International), 400-120-0539 (China), 800-905-927 (Hong Kong), or 44-(0)20-3078-7622 (UK). The passcode is CDEL or DL.

A telephone replay will be available two hours after the call until May 28, 2014 at 1-866-846-0868 (US), 61-2-9641-7900 (International), 400-184-2240 (China), 800-966-697 (Hong Kong), or 0800-169-7301 (UK). The conference ID is 7296569.

A live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, healthcare, E&C, and other industries. The Company also offers other professional education courses for the national judicial examination, English proficiency test for professionals, computer application skills, and other occupational certifications or skills, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2014 and the full fiscal year 2014 and quotations from management in this announcement, as well as the Company’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; competition in the education and test preparation markets; and changes of Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Contacts:

China Distance Education Holdings Limited	The Piacente Group | Investor Relations
Lingling Kong, IR manager	Brandi Piacente
Tel: +86-10-8231-9999 ext1805	Tel: +1 212-481-2050
Email: IR@cdeledu.com	Email: dl@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2013	March 31, 2014
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	71,919	119,099
Term deposit	817	5,630
Restricted cash	6	—
Accounts receivable, net of allowance for doubtful accounts of US$1,401 and US$1,773 as of March 31, 2014 and September 30, 2013, respectively	3,518	2,502
Inventories	698	1,110
Prepayment and other current assets	4,087	4,104
Amount due from a related party	—	202
Deferred tax assets, current portion	1,751	1,519
Deferred cost	1,889	1,138

Total current assets	84,685	135,304

Non-current assets:
Property, plant and equipment, net	10,202	10,183
Goodwill	7,711	7,593
Other intangible assets, net	1,476	1,269
Deposit for purchase of non-current assets	374	156
Restricted cash	—	16,086
Other non-current assets	1,546	2,210

Total non-current assets	21,309	37,497

Total assets	105,994	172,801

Liabilities and equity:
Current liabilities:
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$14,846 and US$13,361 as of March 31, 2014 and September 30, 2013, respectively)	15,072	17,174
Amount due to related parties (including amount due to related parties of the consolidated VIE without recourse to China Distance Education Holdings Limited of nil and nil as of March 31, 2014 and September 30, 2013, respectively)	—	24,987
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,815 and US3,661 as of March 31, 2014 and September 30, 2013, respectively)	4,282	2,506
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$30,641 and US17,120 as of March 31, 2014 and September 30, 2013, respectively)	17,143	30,704
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,546 and US$4,300 as of March 31, 2014 and September 30, 2013, respectively)	4,300	2,546

Total current liabilities	40,797	77,917

Non-current liabilities:
Long-term bank loan (including long-term bank loan of the consolidated VIE without recourse to China Distance Education Holdings Limited of nil and nil as of March 31, 2014 and September 30, 2013, respectively)	—	16,184
Deferred tax liabilities, non-current portion (including non-current portion of deferred tax liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of nil and nil as of March 31, 2014 and September 30, 2013, respectively)	677	834

Total non-current liabilities	677	17,018

Total liabilities	41,474	94,935

Equity:
Ordinary shares (par value of US$0.0001 per share at March 31, 2014 and September 30, 2013, respectively; Authorized – 500,000,000 and 480,000,000 shares at March 31, 2014 and September 30, 2013, respectively; Issued and outstanding –142,707,045 and 135,532,141 shares at March 31, 2014 and September 30, 2013, respectively)	14	14
Additional paid-in capital	46,742	71,344
Accumulated other comprehensive income	6,295	5,207
Retained Earnings	11,469	1,301

Total China Distance Education Holdings Limited shareholders’ equity	64,520	77,866

Total equity	64,520	77,866

Total liabilities and equity	105,994	172,801

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2013	2014

Sales, net of business tax, value-added tax and related surcharges:
Online education services	9,675	14,196
Books and reference materials	1,401	1,765
Others	1,920	2,286

Total net revenues	12,996	18,247

Cost of sales
Cost of services	(6,020)	(8,710)
Cost of tangible goods sold	(915)	(985)

Total cost of sales	(6,935)	(9,695)

Gross profit	6,061	8,552

Operating expenses
Selling expenses	(3,464)	(5,708)
General and administrative expenses	(1,943)	(2,331)

Total operating expenses	(5,407)	(8,039)
Other operating income	52	5

Operating income	706	518

Interest income	316	683
Interest expense	—	(97)
Exchange gain/ (loss)	(9)	522

Income before income taxes	1,013	1,626
Less: Income tax expense	(223)	(325)

Net income attributable to China Distance Education Holdings Limited	790	1,301

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.006	0.009
Diluted	0.006	0.009

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.023	0.038
Diluted	0.023	0.038

Weighted average shares used in calculating net income per share:
Basic	135,441,967	137,332,420
Diluted	136,651,862	138,246,073